Exhibit 12.3

Central Illinois Public Service Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2005	2006	2007		2008		2009
Net income from continuing operations	$42,998	$37,372	$16,535		$14,739		$28,897
Add- Taxes based on income	24,596	15,539	9,322		5,199		16,265

Net income before income taxes	67,594	52,911	25,857		19,938		45,162
Add- fixed charges:
Interest on short-term and long-term debt	28,969	29,932	36,670	(1)	29,422	(1)	28,315	(1)
Estimated interest cost within rental expense	—	726	899		760		1,216
Amortization of net debt premium, discount, and expenses	953	1,025	1,105		1,024		881

Total fixed charges	29,922	31,683	38,674		31,206		30,412

Earnings available for fixed charges	97,516	84,594	64,531		51,144		75,574

Ratio of earnings to fixed charges	3.25	2.67	1.66		1.63		2.48

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,512	2,512	2,512		2,512		2,512
Adjustment to pretax basis	1,437	1,045	1,416		886		1,414

	3,949	3,557	3,928		3,398		3,926

Combined fixed charges and preferred stock dividend requirements	$33,871	$35,240	$42,602		$34,604		$34,338

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.87	2.40	1.51		1.47		2.20

(1)	Includes FIN 48 interest expense